03 NOV -6 AM 7:21

ALLGREEN PROPERTIES LIMITED

03037131

File No. 82-4959

Date: 20 OCT 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

SUPPL

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

11/12

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

03 NOV -6 AM 7:21

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 16 OCT 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 65 OF 16.10.2003
Announcement No. 65

ALLGREEN PROPERTIES LIMITED

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 34,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 13 October 2003.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,050,076,000 ordinary shares of S$0.50 each.

By Order of the Board
Ms Felicia Ng
Financial Controller

Submitted by Ms Felicia Ng, Financial Controller on 16/10/2003 to the SGX

MASNET No. 66 OF 16.10.2003
Announcement No. 66

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	16/10/2003
Date of change of deemed interest:	14/10/2003
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed interest - Sale of shares by Shangri-La Hotel Limited (see Note 2)

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	10,071,000
% of issued share capital:	0.96
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	400,000 @ S$1.01 20,000 @ S$1.01 550,000 @ S$1.01 700,000 @ S$1.01 320,000 @ S$1.01 991,000 @ S$1.02 259,000 @ S$1.03 1,500,000 @ S$1.01 90,000 @ S$1.03 20,000 @ S$1.04 700,000 @ S$1.03 221,000 @ S$1.04 400,000 @ S$1.05 700,000 @ S$1.07 1,200,000 @ S$1.08 700,000 @ S$1.09 200,000 @ S$1.11 800,000 @ S$1.12 100,000 @ S$1.13 200,000 @ S$1.14
No. of shares held before the transaction:	219,975,774
% of issued share capital:	20.95
No. of shares held after the transaction:	209,904,774
% of issued share capital:	19.99

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	178,614,554	41,361,220
% of issued share capital:	17.01	3.94
No. of shares held after the transaction:	168,543,554	41,361,220
% of issued share capital:	16.05	3.94

Total shares:	168,543,554	41,361,220

Note 1:
Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Note 2:
Change in percentage level from 20.95% to 19.99% resulting from a series of transactions on 25, 26 August, 23, 24, 25, 30 September, 2,3,6,9 and 14 October 2003.

Submitted by Ms Felicia Ng, Financial Controller on 16/10/2003 to the SGX

MASNET No. 67 OF 16.10.2003
Announcement No. 67

ALLGREEN PROPERTIES LIMITED

Notice Of Substantial Shareholder's Cessation of Substantial Shareholdings

Name of substantial shareholder:	Asian Property Partners Ltd
Date of notice to company:	16/10/2003
Date of change of interest:	14/10/2003
Name of registered holder:	Capital Energy International Limited
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Deemed interest - sale of shares by Capital Energy International Limited

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	30,000,000
% of issued share capital:	2.86
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.15 per share
No. of shares held before the transaction:	54,426,223
% of issued share capital:	5.18
No. of shares held after the transaction:	24,426,223
% of issued share capital:	2.33

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	54,426,223	0
% of issued share capital:	5.18	0
No. of shares held after the transaction:	24,426,223	0
% of issued share capital:	2.33	0
Total shares:	24,426,223	0

Submitted by Ms Felicia Ng, Financial Controller on 16/10/2003 to the SGX

MASNET No. 69 OF 16.10.2003
Announcement No. 69

ALLGREEN PROPERTIES LIMITED

Notice Of Substantial Shareholder's Cessation of Substantial Shareholdings

Name of substantial shareholder:	PGA Asian Holdings Ltd
Date of notice to company:	16/10/2003
Date of change of interest:	14/10/2003
Name of registered holder:	Capital Energy International Limited
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Deemed interest - sale of shares by Capital Energy International Limited

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	30,000,000
% of issued share capital:	2.86
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.15 per share
No. of shares held before the transaction:	54,426,223
% of issued share capital:	5.18
No. of shares held after the transaction:	24,426,223
% of issued share capital:	2.33

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	54,426,223	0
% of issued share capital:	5.18	0
No. of shares held after the transaction:	24,426,223	0
% of issued share capital:	2.33	0
Total shares:	24,426,223	0

Submitted by Ms Felicia Ng, Financial Controller on 16/10/2003 to the SGX